| Form 1
Page 1
Execution
Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed
(MM/DD/YY):
09/17/2018 | OFFICIAL
USE
ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC (formerly BOX Options Exchange LLC)

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Arch Street, Suite 610, Boston, MA 02110

   18002263

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   617-235-2235   Fax: 617-235-2253

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Lisa J. Fall   President   617-235-2235

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Alanna Barton

   101 Arch Street, Suite 610

   Boston, MA 02110

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership   ☑ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010   (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLCCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/17/2018   BOX Exchange LLC
     (MM/DD/YY)   (Name of applicant)

By: _____   Lisa J. Fall, President
     (Signature)   (Printed Name and Title)

Subscribed and sworn before me this 17 day of September, 2018 by Jillian Palmer
                                        (Month)   (Year)   (Notary Public)

My Commission expires May 27, 2022 County of Barnstable State of Massachusetts

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



September 17, 2018

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
       Amendment No. 31 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 31 to Form 1 (the
"Amendment"). The Amendment includes an updated execution page, and amendments to
Exhibit C pertaining to the name change of BOX Market LLC to BOX Options Market LLC.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by
this Amendment No. 31.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures



BOX EXCHANGE LLC

AMENDMENT No. 31
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 31.
The Form 1 application is not being modified in any respect other than to the extent
set forth below.



Amendment to:

Exhibit C

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.



Response:

BOX Holdings Group LLC

7. A copy of the BOX Holdings Group LLC Second Amended and Restated Limited Liability Company Agreement is continuously available on the Exchange's website at the following address: http://boxoptions.com/regulatory/corporategovernance/. The Exchange certifies that the information available at the above location is accurate as of its date.

BOX Options Market LLC

1. Name: BOX Options Market LLC (formerly BOX Market LLC)
   Address: 101 Arch Street, Suite 610, Boston, MA 02110

3. BOX Market LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on August 26, 2010. A certificate of amendment of "BOX Market LLC" changing its name from "BOX Market LLC" to "BOX Options Market LLC" was filed July 17, 2018.

7. A copy of the BOX Options Market LLC Amended and Restated Limited Liability Company Agreement is continuously available on the Exchange's website at the following address: http://boxoptions.com/regulatory/corporategovernance/. The Exchange certifies that the information available at the above location is accurate as of its date.